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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                                                  Commission File Number 0-22495

                          NOTIFICATION OF LATE FILING

         (Check One):       [  ]  Form 10-K  [  ]  Form 11-K  [  ]  Form 20-F
[X]  Form 10-Q [  ] Form N-SAR

         For Period Ended:  June 30, 1997

[  ] Transition Report on Form 10-K      [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F      [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

         For the Transition Period Ended:  June 30, 1997

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  Perot Systems Corporation

Former name if applicable:  N/A

Address of principal executive office (Street and number): 12377 Merit Drive, Suite 1100 City, state and zip code: Dallas, Texas 75251

                                    PART II
                            RULE 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (check appropriate box.)

[X]      (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
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[X]      (b)     The subject annual report, semi-annual report, transition
         report on Form 10-K, 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]     (c)     The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Significant typographical errors in the financial information contained in the filing copy of Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997 were discovered shortly before the deadline for filing. It was not possible to revise the filing, verify the correctness of the information and complete the filing prior to the deadline.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Rex Mills         (972)               383-5746
             (Name)            (Area Code)         (Telephone Number)


(2) Have all other periodic reports required under Section 12 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X]  Yes[  ]  No

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [X]  Yes[  ]  No
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         If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          PEROT SYSTEMS CORPORATION
                          (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 15, 1997                By    /s/ PETER A. ALTABEF
                                          ----------------------------------
                                            Peter A. Altabef, Vice President
                                            and General Counsel
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                        Change in Results of Operations

Operating income decreased in the second quarter of 1997 to $3.3 million from $10.8 million in the second quarter of 1996. For the year to date period ended June 30, 1997, operating income decreased to $11.8 million from $21.2 million during the comparable period in 1996.

Net income decreased in the second quarter of 1997 to $1.4 million from $5.7 million in the second quarter of 1996. For the year to date period ended June 30, 1997, net income decreased to $8.1 million from $11.2 million during the comparable period in 1996.